UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

					FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15[D] OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended: September 30, 1997

                                OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15[d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For transition period from __________ to ___________

      Commission file number 0-20244

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      DATA RESEARCH ASSOCIATES, INC. 401[K] PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    DATA RESEARCH ASSOCIATES, INC.
                        1276 North Warson Rd.
                      St. Louis, Missouri 63132





                           REQUIRED INFORMATION

Financial Statements:

4. In lieu of requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended September 30, 1997 are presented on pages 3 through 18.


Exhibits:                                                    PAGE

1.   Consent of Ernst & Young LLP, independent auditors       17





















                             Financial Statements
                          and Supplemental Schedules


                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan


                     Years ended September 30, 1997 and 1996
                       with Report of Independent Auditors








                         Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

                             Financial Statements
                          and Supplemental Schedules




                    Years ended September 30, 1997 and 1996






                                    Contents

Report of Independent Auditors...............................................1

Financial Statements

Statement of Net Assets Available for Plan Benefits
  With Fund Information -- 1997..............................................2
Statement of Net Assets Available for Plan Benefits
  With Fund Information -- 1996..............................................4
Statement of Changes in Net Assets Available for Plan Benefits
  With Fund Information -- 1997..............................................5
Statement of Changes in Net Assets Available for Plan Benefits
  With Fund Information -- 1996..............................................7
Notes to Financial Statements................................................8


Supplemental Schedules

Line 27a- Schedule of Assets Held for Investment............................12
Line 27d- Schedule of Reportable Transactions...............................15









                           Report of Independent Auditors



Plan Administrator
Data Research Associates, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of Data Research Associates, Inc. 401(k) Profit Sharing Plan (the Plan) as of September 30, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at September 30, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of September 30, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


December 2, 1997


Page 1






                                               Data Research Associates, Inc.
                                                 401(k) Profit Sharing Plan

                          Statement of Net Assets Available for Plan Benefits With Fund Information

                                                    September 30, 1997


                                                         Large     Small
                              Guaranteed                Capital   Capital    Basic
                                Income      Balanced    Growth    Growth     Value
                                 Fund         Fund       Fund      Fund      Fund
                              ------------------------------------------------------
Assets
Investments at fair value:
  Money market funds           $  2,530   $   31,683  $   50,248  $ 12,182  $  2,006
  U.S. treasury bills and notes       -      275,438           -         -         -
  Mutual funds                  286,067            -           -   345,216   238,214
  Common stocks                       -      748,960   1,157,944         -         -
  Participant notes receivable        -            -           -         -         -
                                ----------------------------------------------------
                                288,597    1,056,081   1,208,192   357,398   240,220

Receivables:
  Employer's contribution         5,637       34,399      25,594    16,491    13,862
  Participants' contribution      1,487        3,620       3,733     2,939     1,988
  Interfund receivables/
    payables                         50        3,205        (960)      (87)      (10)
                               -----------------------------------------------------
                                  7,174       41,224      28,367    19,343    15,840
                               -----------------------------------------------------
Net assets available for plan
  benefits                     $295,771   $1,097,305  $1,236,559  $376,741  $256,060
                               =====================================================

See accompanying notes.
Page 2

                                                Data Research Associates, Inc.
                                                 401(k) Profit Sharing Plan

                  Statement of Net Assets Available for Plan Benefits With Fund Information(Continued)

                                                    September 30, 1997


                             International
                                Equity       DRA Stock   Income
                                 Fund          Fund       Fund       Loans       Total
                              ----------------------------------------------------------
Assets
Investments at fair value:
  Money market funds           $  1,361      $   499     $ 1,636    $     -    $  102,145
  U.S. treasury bills and notes       -            -           -          -       275,438
  Mutual funds                  176,180            -      28,690          -     1,074,367
  Common stocks                       -       55,290           -          -     1,962,194
  Participant notes receivable        -            -           -     25,793        25,793
                               ----------------------------------------------------------
                                177,541       55,789      30,326     25,793     3,439,937

Receivables:
  Employer's contribution         7,640        6,105       1,316          -       111,044
  Participants' contribution      1,342          749         268         46        16,172
  Interfund receivables/
    payables                        (23)       1,257      (3,386)       (46)            -
                               ----------------------------------------------------------
                                  8,959        8,111      (1,802)         -       127,216
                               ----------------------------------------------------------
Net assets available for plan
  benefits                     $186,500      $63,900     $28,524    $25,793    $3,567,153
                               ==========================================================


See accompanying notes.

Page 3

                                               Data Research Associates, Inc.
                                                 401(k) Profit Sharing Plan

                          Statement of Net Assets Available for Plan Benefits With Fund Information

                                                    September 30, 1996


                                                      Large     Small
                              Guaranteed             Capital   Capital    Basic   International
                                Income    Balanced   Growth    Growth     Value      Equity      DRA Stock
                                 Fund       Fund      Fund      Fund      Fund        Fund         Fund      Loans     Total
                              ------------------------------------------------------------------------------------------------
Assets
Investments at fair value:
  Money market funds           $  3,392   $ 29,670  $ 45,067  $  5,002  $  3,163    $  3,154      $ 2,544   $    -  $   91,992
  U.S. treasury bills and notes       -    131,510         -         -         -           -            -        -     131,510
  Corporate bonds                     -     51,698         -         -         -           -            -        -      51,698
  Mutual funds                  244,661          -         -   236,779   135,771     128,289            -        -     745,500
  Common stocks                       -    529,839   832,472         -         -           -       42,495        -   1,404,806
  Participant notes receivable        -          -         -         -         -           -            -    9,305       9,305
                               -----------------------------------------------------------------------------------------------
                                248,053    742,717   877,539   241,781   138,934     131,443       45,039        -   2,434,811

Receivables:
  Employer's contribution        15,303     35,037    21,363    11,912     8,970       7,979        2,389        -     102,953
  Participants' contribution      2,199      3,969     3,961     3,164     1,748       1,864          643        -      17,548
  Interfund receivables/
    payables                     14,735       (793)   (6,590)   (4,871)   (2,609)        128            -        -           -
                               -----------------------------------------------------------------------------------------------
                                 32,237     38,213    18,734    10,205     8,109       9,971        3,032        -     120,501
                               -----------------------------------------------------------------------------------------------
Net assets available for plan
  benefits                     $280,290   $780,930  $896,273  $251,986  $147,043    $141,414      $48,071   $9,305  $2,555,312
                               ===============================================================================================

See accompanying notes.


Page 4

                                  Data Research Associates, Inc.
                                    401(k) Profit Sharing Plan

         Statement of Changes in Net Assets Available for Plan Benefits With Fund Information

                                  Year ended September 30, 1997


                                                         Large       Small
                               Guaranteed               Capital     Capital    Basic
                                Income     Balanced     Growth      Growth     Value
                                 Fund        Fund        Fund        Fund      Fund
                               ------------------------------------------------------
Additions:
  Investment Income            $ 15,589   $   26,247   $   11,129  $ 24,353  $  8,703
  Net appreciation in
    fair value of investments         -      191,185      243,670    25,747    46,136
  Contributions:
    Participants                 36,812      101,838       95,141    66,723    48,452
    Employer                     14,448       43,796       31,278    24,472    17,366
                               ------------------------------------------------------
                                 51,260      145,634      126,419    91,195    65,818
                               ------------------------------------------------------
                                 66,849      363,066      381,218   141,295   120,657

Deductions:
  Benefits paid to participants  40,256       68,213       38,099     6,591     4,866

Interfund transfers             (11,112)      21,522       (2,833)   (9,949)   (6,774)
                               ------------------------------------------------------
Net increase in net
  assets available for plan
  participants                   15,481      316,375      340,286   124,755   109,017
Net assets available for plan
  benefits at beginning of year 280,290      780,930      896,273   251,986   147,043
                               ------------------------------------------------------
Net assets available for plan
  benefits at end of year      $295,771   $1,097,305   $1,236,559  $376,741  $256,060
                               ======================================================


See accompanying notes.

Page 5

                               Data Research Associates, Inc.
                                  401(k) Profit Sharing Plan

          Statement of Changes in Net Assets Available for Plan Benefits (Continued)

                                Year ended September 30, 1997



                               International
                                  Equity     DRA Stock    Income
                                   Fund        Fund        Fund      Loans       Total
                               ---------------------------------------------------------
Additions:
  Investment Income            $  5,371     $    496  $    552     $1,318     $   93,758
  Net appreciation in fair       13,033          263       482          -        520,516
    value of investments

  Contributions:
    Participants                 36,666       26,118     7,895          -        419,645
    Employer                     10,630        7,740     1,166          -        150,896
                               ---------------------------------------------------------
                                 47,296       33,858     9,061          -        570,541
                               ---------------------------------------------------------
                                 65,700       34,617    10,095      1,318      1,184,815

Deductions:
  Benefits paid to participants   6,116        2,366         -      6,467        172,974

Interfund transfers             (14,498)     (16,422)   18,429     21,637              -
                               ---------------------------------------------------------
Net increase in net
  assets available for plan
  participants                   45,086       15,829    28,524     16,488      1,011,841
Net assets available for plan
  benefits at beginning of year 141,414       48,071         -      9,305      2,555,312
                               ---------------------------------------------------------
Net assets available for plan
  benefits at end of year      $186,500      $63,900   $28,524    $25,793     $3,567,153
                               =========================================================
See accompanying notes.
Page 6

                                               Data Research Associates, Inc.
                                                 401(k) Profit Sharing Plan

                    Statement of Changes in Net Assets Available for Plan Benefits With Fund Information

                                                Year ended September 30, 1996


                                                      Large     Small
                              Guaranteed             Capital   Capital    Basic   International
                                Income    Balanced   Growth    Growth     Value      Equity      DRA Stock
                                 Fund       Fund      Fund      Fund      Fund        Fund         Fund      Loans     Total
                              ------------------------------------------------------------------------------------------------
Additions:
  Investment Income            $ 12,426   $ 21,463  $ 11,468  $    323  $  2,536    $    205      $   149   $  615  $   49,185
  Net appreciation in fair
    value of investments              -     86,611   182,662    28,501    10,727       6,683        5,235        -     320,419
  Contributions:
    Participants                 56 248    104,482   103,880    63,647    39,825      38,122       10,236        -     416,440
    Employer                     15,821     37,622    26,563    15,245    11,082      10,433        2,804        -     119,570
                               -----------------------------------------------------------------------------------------------
                                 72,069    142,104   130,443    78,892    50,907      48,555       13,040        -     536,010
                               -----------------------------------------------------------------------------------------------
                                 84,495    250,178   324,573   107,716    64,170      55,443       18,424      615     905,614

Deductions:
  Benefits paid to participants   8,675     91,975   151,836    17,714     9,245       5,211        2,408        -     287,064

Interfund transfers               5,025    (17,406)  (24,015)   18,095   (12,517)     12,210       18,204      404           -
                               -----------------------------------------------------------------------------------------------
Net increase in net
  assets available for plan
  participants                   80,845    140,797   148,722   108,097    42,408      62,442       34,220    1,019     618,550
Net assets available for plan
  benefits at beginning of year 199,445    640,133   747,551   143,889   104,635      78,972       13,851    8,286   1,936,762
                               -----------------------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year      $280,290   $780,930  $896,273  $251,986  $147,043    $141,414      $48,071   $9,305  $2,555,312
                               ===============================================================================================
See accompanying notes.
Page 7

                        Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

                        Notes to Financial Statements

                              September 30, 1996



1. DESCRIPTION OF THE PLAN

The following description of the Data Research Associates, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.


GENERAL

The Plan is a defined contribution plan covering all domestic full-time employees of Data Research Associates, Inc. ( the Company) who have one month of service and are 21 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administrative fees for the Plan are paid by the Company.

CONTRIBUTIONS

Each year, participants may contribute up to 15 percent of pretax annual compensation which is limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The employer matching contributions equal 100 percent of each participant's elected contribution up to $1,500 and discretionary Company profit sharing contributions. There were no discretionary employer contributions during 1997 or 1996.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of the Company's matching contributions and plan earnings. Allocations are based on participant account balances, as defined, Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

                        Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (continued)

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 10 percent increments in any of the following seven options:

     - Guaranteed Income Fund -- Funds are invested in the Merrill Lynch Retirement Preservation Trust. The Merrill Lynch Retirement Preservation Trust invests in U.S. treasury notes and corporate bonds.

     - Balanced Fund -- Funds are invested in common stocks, corporate bonds, and U.S. treasury bills and notes selected by the fund manager at Rittenhouse Capital Management.

     - Large Capital Growth Fund -- Funds are invested in common stocks selected by the fund managers at Roger Engemann & Associates, Inc. Roger Engemann & Associates, Inc.'s managers select primarily U.S. common stocks with market capitalization of $2 billion to $3 billion.

     - Small Capital Growth Fund -- Funds are invested in Nicholas Applegate Core Growth Fund. The fund invests primarily in mid-sized U.S. common stocks.

     - Basic Value Fund -- Funds are invested in Fidelity Advisor Growth Opportunities Fund, which consists of growth, cyclical, and value U.S. common stocks and lower-quality high-yielding bonds.

     - International Equity Fund -- Funds are invested in Merrill Lynch International Equity Fund, which consists of common stocks of companies located in countries other than the U.S.

     - Data Research Associates, Inc. (DRA) Stock Fund -- Funds are invested in common stock of Data Research Associates, Inc.

     - Income Fund - Funds are invested in Merrill Lynch Federal Securities Trust. The fund invests primarily in U.S. Government and Government agency securities, including Government National Mortgage Association mortgage-backed certificates and other mortgage-backed government securities.

Participants may change their investment options quarterly.

                        Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (Continued)

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate determined by the administrator. Interest rates range from 6 percent to 9 percent.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability, or retirement, the participant may elect to receive annual installments over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and the participant's spouse, or an annuity contract.

2.  SIGNIFICANT OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investment securities held in the Plan's funds are stated at fair market value determined by Merrill Lynch from publicly quoted market prices. Participant notes receivable are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)


3.  INVESTMENTS

The fair values of individual investments that represent 5 percent or more of the Plan's net assets are as follows:

                                                        September 30
                                                     1997         1996
                                                  ----------------------
   Fidelity Advisor Growth Opportunities Fund     $238,214      $135,771
   Merrill Lynch Retirement Preservation Trust     286,067       244,661
   Nicholas Applegate Core Growth Fund             345,216       236,779


4.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

5.  TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code (IRC) and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator believes that the Plan continues to qualify and to operate as designed.

5.  WITHDRAWN PARTICIPANTS

Amounts allocated to participants who have elected to withdraw from the Plan but have not yet been paid were $26,975 and $10,634 at September 30, 1997 and 1996, respectively.

                            Supplemental Schedules


                        Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

              Line 27a-- Schedule of Assets Held for Investment

                              September 30, 1997



                                               Number
                                              of Shares
           Description                        or Units      Cost      Market
-----------------------------------------------------------------------------
Money Market Funds:

  CMA Money Fund                               102,145    $102,145   $102,145
                                                          -------------------
                                                           102,145    102,145

U.S. Treasury Bills and Notes:

  U.S. Treasury Note, interest at 6.375%
    matures on July 15, 1999                    40,000      40,351     40,380
  U.S. Treasury Note, interest at 6.375%
    matures on August 15, 2002                  70,000      69,717     71,092
  U.S. Treasury Note, interest at 6.250%
    matures on February 15, 2003                50,000      50,226     50,492
  U.S. Treasury Note, interest at 6.500%
    matures on May 15, 2005                     65,000      64,850     66,408
  U.S. Treasury Note, interest at 7.875%
    matures on May 15, 2006                     45,000      44,908     47,066
                                                          -------------------
                                                           270,052    275,438


Mutual Funds:
  Fidelity Advisor Growth Opportunities Fund     5,452     174,101    238,214
  Merrill Lynch Federal Security Trust           2,958      28,208     28,690
  Merrill Lynch International Equity Fund       14,163     114,457    176,180
  Merrill Lynch Retirement Preservation Trust  286,067     286,067    286,067
  Nicholas Applegate Core Growth Fund           15,793     278,661    345,216
                                                          -------------------
                                                           881,494  1,074,367

                        Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

              Line 27a-- Schedule of Assets Held for Investment(continued)

                              September 30, 1997



                                               Number
                                              of Shares
           Description                        or Units      Cost      Market
-----------------------------------------------------------------------------
Common Stocks:
  Abbott Labs                                      275      11,864     17,579
  American Express Company                         400      17,503     32,750
  American International Group Inc.                373      19,805     38,477
  Automatic Data Processing                        730      27,002     36,500
  Autozone Inc. Nevada                             820      21,771     24,496
  Boston Scientific Corp.                          450      19,307     24,834
  Carnival Corp.                                   760      11,124     35,150
  Cisco Systems Inc.                               410      10,108     29,954
  Coca Cola                                        860      26,907     52,460
  Colgate Palmolive                                950      31,956     66,189
  Columbia/HCA Healthcare                          805      23,099     23,143
  CPC International Inc.                           210      15,145     19,450
  Compaq Computer Corp.                            360      27,054     26,910
  Data Research Associates, Inc.                 3,830      53,164     55,290
  Emerson Electric Co.                             240       8,741     13,825
  Federal Home Loan Mortgage                     1,646      20,874     58,019
  Federal National Mortgage Association          1,475      32,626     69,325
  First Data Corporation                         1,370      53,509     51,454
  General Electric                               1,110      33,187     75,537
  General RE Corp.                                 115      17,586     22,826
  Gillette Co.                                   1,221      52,714    105,378
  Green Tree Financial Corp.                       690      23,460     32,430
  HFS Inc.                                         560      34,758     41,684
  Hewlett Packard Co.                            1,010      42,139     70,248
  Home Depot Inc.                                  455      13,433     23,710
  Intel Corp.                                      540       8,906     49,848
  Interpublic Group of Companies, Inc.             600      18,734     30,787
  Johnson & Johnson                              1,057      34,423     60,958
  McDonalds Corp.                                1,237      46,431     58,903
  Medtronic Inc.                                   800      21,700     37,700
  Merck & Co. Inc.                                 900      64,469     89,934
  Microsoft                                        260      13,438     34,401
  Nationsbank Corp.                                548      19,333     33,900
  Oracle                                         1,125      19,625     40,991

                        Data Research Associates, Inc.
                          401(k) Profit Sharing Plan

              Line 27a-- Schedule of Assets Held for Investment(continued)

                              September 30, 1997



                                               Number
                                              of Shares
           Description                        or Units      Cost      Market
-----------------------------------------------------------------------------
Common Stocks (continued):
  Pepsico Inc.                                   1,687      48,768     68,411
  Pfizer Inc.                                    1,500      45,014     90,177
  Philip Morris Cos. Inc.                          810      22,408     33,663
  Proctor Gamble                                   535      13,614     36,938
  Reuters Holding                                  330       9,721     23,512
  Royal Dutch Petroleum                            292      10,859     16,206
  Schering Plough Corp.                            470      11,841     24,204
  Sears Roebuck                                    460      23,118     26,191
  Staples Inc.                                   1,410      34,119     38,951
  Texas Instruments                                270      22,826     36,180
  Walt Disney Company                              685      34,741     55,221
  Wells Fargo & Co.                                100      12,436     27,500
                                                         --------------------
                                                         1,185,360  1,962,194

Participant Loans, Interest
    From 6% to 9%                                           25,793     25,793
                                                        ---------------------
                                                        $2,464,844 $3,439,937
                                                        =====================



























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


                                               Data Research Associates, Inc.
                                                 401(k) Profit Sharing Plan

                                     Line 27d-- Schedule of Reportable Transactions

                                               Year ended September 30, 1997


                                            Purchase                                       Sales
                                  ------------------------------    ----------------------------------------------------------
                                     Purchase      Number of          Selling      Cost of      Number of       Net Gain
         Description                   Price      Transactions         Price        Asset      Transactions      (Loss)
----------------------------------------------------------------    ----------------------------------------------------------

Category (iii) -- A series of securities transactions in excess of 5% of the fair value of plan assets as the beginning of the year

  CMA Money Fund                     $804,333            345             $825,262     $825,262       132            $-












Note 1:  There were no category (i), (ii), or (iv) reportable transactions during the year ended September 30, 1997.

Note 2:  Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the investment manager.

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

                              SIGNATURES

  The plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by undersigned hereunto duly authorized.


                                    DATA RESEARCH ASSOCIATES, INC.
                                    401(K) PROFIT SHARING PLAN

12/10/97                                    /s/ Michael J. Mellinger
_________________                   _____________________________________
Date                                Michael J. Mellinger; as sole trustee


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